[Form of Letterhead of A. M. Peisch & Company, LLP]

April 10, 2001


Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We were previously the accountants for Union Bankshares, Inc. and Subsidiaries, and on January 12, 2001, we reported on the consolidated financial statements of Union Bankshares, Inc. and Subsidiaries as of and for the years ended December 31, 2000 and 1999. On February 21, 2001, we were dismissed as principal accountants for Union Bankshares, Inc. and Subsidiaries. We have read Union Bankshares, Inc. and Subsidiaries' statements included under Item 4 of its form 8-K for February 21, 2001 (as amended by Form 8-K/A dated April 10, 2001), and we agree with such statements.

Very truly yours,

/s/ A. M. Peisch & Company, LLP
Certified Public Accountants
White River Junction, VT
VT Reg. No. 92-0000102